Contact

www.linkedin.com/in/sven-davison-67389931 (LinkedIn)
www.svenmichaeldavison.com (Personal)

Top Skills

Logistics Management

Packaging Design

Manufacturing Operations Management

Certifications

Professional Paralegal (PP)

Publications

State of Mind: Book One of the God Head Trilogy

State of Union: Book Two of the God Head Trilogy

7 in 7: A Globe-Hopping Memoir of Disaster and Discovery

State of Being: Book Three of the God Head Trilogy

Sven Davison

Co-Founder at Amai Inc.
Carlsbad, California, United States

Summary

Results driven executive with experience in production, design, and strategic planning in the media and technology sector.

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Experience

Amai Inc.
Principal
March 2019 - Present (3 years 8 months)
Carlsbad, California, United States

Amai Inc. is a U.S. manufacturer of an edible coffee cup made from upcycled grains aimed to disrupt single-use patterns and reduce waste. The cup is highly nutritious, delicious, versatile, and environmentally friendly. Appropriate for hot and cold beverages alike, the cup is unique in that it stays crispy for nearly an hour, will not leak for 12 hours, and has no glazing or coating that will alter the taste of your drink. Made from 100% natural ingredients and containing no artificial colorings, sweeteners, or preservatives, our oat bran cup is vegan, GMO free, and is a significant source of fiber, protein, and antioxidants. Good for you and the environment! More info @ www.amai.earth

Consultant
Digital Media Specialist
January 2015 - March 2019 (4 years 3 months)
Greater San Diego Area

Conceptualized and developed a mobile fashion app. Writing, producing, and optimizing SEO for YouTube content.

Sony DADC
Vice President New Media Services
June 2012 - January 2015 (2 years 8 months)
Culver City

Oversaw teams in mobile app development, DVD and Blu-ray Menus, and Client Services departments, using Agile with KPIs and Scrum methods.

1K Studios

Vice President of Production
September 2011 - June 2012 (10 months)

Oversaw the Production Department which includes linear content and packaged media menus.

TellX
Vice President of Production
February 2010 - September 2011 (1 year 8 months)

An iTV company.

20th Century Fox
Vice President of Worldwide Content and Production
January 1999 - March 2009 (10 years 3 months)

Oversaw Home Entertainment's Worldwide Content Department for ten years. Department was responsible for menus and special features on DVD, Blu-ray, UMD, and Digital Copy. Also responsible for maintaining relationships with talent during the home video phase for film and television releases.

Education

New York University
BFA, Film & Television · (1987 - 1991)

Cherry Creek High School
 · (1983 - 1987)